Press Release

LONCOR INCREASES TOTAL OPEN PIT MINERAL RESOURCES

TO 3.66 MILLION OUNCES OF GOLD AT ADUMBI

  Indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold)
  Inferred mineral resource of 1.78 million ounces of gold (20.828 million tonnes grading 2.65 g/t gold) within US$1,600/oz pit shell

Toronto, Canada -November 17, 2021 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce an increase and upgrade in mineral resources at its Adumbi deposit in the Imbo Project (Loncor 84.68%) in the D.R. Congo.

Compared to the inferred mineral resource of 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au) outlined in April 2021 (see Company press release dated April 27, 2021), the additional drilling information and the increased gold price used, have contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence to 1.88 million ounces of gold in the indicated category and 1.78 million ounces of gold in the inferred category.  84.68% of these mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.

Table I below summarises the Adumbi indicated and inferred mineral resources based on in-situ block cut-off grade at a 0.52 g/t Au for Oxide, 0.57 g/t Au for Transition and 0.63 g/t Au for Fresh material, and constrained within a US$1,600 per ounce optimized pit shell.

Table I: Adumbi Deposit Indicated and Inferred Mineral Resources

(effective date: November 17, 2021)

Mineral Resource Category	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold (Ounces)
Indicated	28,185,000	2.08	1,883,000
Inferred	20,828,000	2.65	1,777,000

Note: Numbers may not add up due to rounding.

Tables II below summarise the indicated and inferred category mineral resources in terms of material type.

Table II: Adumbi Mineral Resources by Material Type

(effective date: November 17, 2021)

	INDICATED MINERAL RESOURCE			INFERRED MINERAL RESOURCE
Material Type	Tonnage	Grade	Contained Gold	Tonnage	Grade	Contained Gold
	(Tonnes)	(g/t Au)	(Ounces)	(Tonnes)	(g/t Au)	(Ounces)
Oxide	3,169,000	2.05	208,000	458,000	3.39	49,000
Transitional	3,401,000	2.51	274,000	280,000	2.74	24,000
Fresh (Sulphide)	21,614,000	2.02	1,400,000	20,089,000	2.64	1,703,000
TOTAL	28,185,000	2.08	1,883,000	20,828,000	2.65	1,777,000

Note: Numbers may not add up due to rounding.

Commenting on today's mineral resource increase and upgrade at Adumbi, Loncor's President Peter Cowley said: "This increase in mineral resources within a US$1,600 pit shell to 3.66 million ounces of gold includes an indicated mineral resource of 1.88 million ounces of gold and was achieved by infill drilling the shallower part of the Adumbi deposit. Compared to the previous resource estimate in April 2021, the indicated and inferred tonnages, grades and ounces for this resource update, are expected and relate to drilling density and increasing gold grades with depth at Adumbi (see Company press release dated April 27, 2021-Table III). Gold mineralization is still open at depth below the pit shell where the favourable banded ironstone formation host ("BIF") is thickening and demonstrates potential for additional underground mineral resources. The mineral resources within the pit shell will be incorporated into the Preliminary Economic Assessment ("PEA") which the Company is undertaking to determine the economic viability of Adumbi and which is due for completion in December this year."

This mineral resource assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited ("Minecon").  The updated estimate for Adumbi was based on the additional drilling and a review of the Adumbi deposit including remodelling and grade estimation and considering the CIM requirement for mineral resources to have "reasonable prospects for economic extraction".

Drilling Results included in Mineral Resource Update

An additional fourteen core holes totaling 6,362.59 metres were drilled with the focus in areas within the pit shell where insufficient drilling had been undertaken to outline mineral resources. The upper part of the open pit shell was drilled at closer spacing in order to upgrade mineral resources from the inferred to indicated category.

Table III below summarises the significant intercepts of the additional drillholes that were included in this November 2021 mineral resource:

Table III:  Core Hole Results from 2021 Drilling Program

Borehole	From (m)	To (m)	Intercept Width (m)	Grade (g/t) Au
LADD009	559.76	564.76	5.00	3.17
LADD009	581.90	614.05	32.15	6.17
LADD009 including	599.05	600.51	1.46	94.77
LADD009	629.56	644.92	15.36	3.73
LADD009 including	632.00	637.89	5.89	6.56
LADD009	650.50	657.95	7.45	1.48

LADD012	784.35	797.80	13.45	3.63
LADD012 including	784.35	786.35	2.00	9.56
LADD012	806.30	810.35	4.05	4.73
LADD012	784.35	797.80	13.45	3.63

LADD013	394.06	401.10	7.04	2.68
LADD013	418.65	438.65	20.00	4.21
LADD013 including	419.75	430.75	11.0	6.91
LADD013	452.30	469.60	17.30	2.48
LADD013 including	457.35	465.55	8.20	4.71

LADD014	670.00	681.80	11.80	2.97
LADD014 including	670.00	673.53	3.53	6.44

LADD015	24.43	31.50	6.07	1.77

LADD016	672.85	680.94	8.09	1.90
LADD016	731.51	757.10	25.59	2.39
including	737.18	743.27	6.09	4.78
including	749.67	752.56	2.89	4.98
LADD016	672.85	680.94	8.09	1.90

LADD017	45.55	62.70	17.15	1.90
LADD017	92.68	118.45	25.77	6.24
LADD017 including	100.76	110.05	9.29	9.68
LADD017 including	112.95	118.45	5.50	9.75

Borehole	From (m)	To (m)	Intercept Width (m)	Grade (g/t) Au
LADD018	93.34	113.70	20.36	0.93
LADD018	152.48	178.20	25.72	2.26

LADD019	4.57	11.60	7.03	2.13

LADD021	75.21	88.17	12.96	2.09
LADD021	99.74	106.00	6.26	1.09
LADD021	144.78	160.51	15.73	5.28
LADD021 including	144.78	149.78	5.00	13.70

LADD022	20.50	42.00	21.50	2.23
LADD022 including	25.50	34.00	8.50	4.23

LADD023	227.10	261.73	34.63	3.12
LADD023 including	231.65	237.40	5.75	7.23
LADD023 including	248.10	255.25	7.15	5.55
LADD023	270.43	300.25	29.82	1.77

LADD024	216.15	227.65	11.50	3.47
LADD024 including	224.10	227.65	3.55	7.79
LADD024	235.97	253.75	17.78	3.20

LADD025	258.38	266.00	7.62	1.16
LADD025	279.50	286.35	6.85	3.44
LADD025	301.10	311.57	10.47	1.74
LADD025	321.60	336.20	14.60	2.11
LADD025	342.65	361.75	19.10	4.11
LADD025 including	349.00	357.75	8.75	5.40

  Note: 1. It is estimated that the true widths of the mineralised sections for core holes LADD009, LADD012, LADD013, LADD014, LADD015, LDD016, LADD017, LADD018, LADD019, LADD021, LADD022, LADD023, LADD024 and LADD025 are, respectively, 82%, 86%, 85%, 78%, 65%, 69%, 71%, 75%, 65%, 73% 58%, 76%, 77% and 78% of the intercepted widths in the above table.

Core Logging & Geological Controls

Gold mineralization at Adumbi is found within a BIF (Banded Iron Formation) unit with a strike length of 850 metres and up to 130 metres in thickness (see Figures 1, 3, 5 below: Geologic Plan and Geologic Cross Sections of the Adumbi Deposit).  Four main zones of gold mineralization are present within the BIF and are located in:

  the upper part of the Upper BIF Sequence,
  the lower part of the Upper BIF Sequence separated by the Carbonaceous Marker, which is essentially unmineralized, and within the Lower BIF Sequence.

There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has destroyed the primary host BIF fabric.  The RP Zone occurs in the lower part of the Upper BIF and in the Lower BIF, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF zones, both along strike and down dip.

Geological Modelling and Grade Estimation

The Adumbi 3-dimensional model was constructed by Minecon in collaboration with on site geologists using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in the constraining of the 3-D geological model.  The mineralization model was constrained within a wireframe at 0.5 g/t Au cut-off grade. Grade interpolation was undertaken using:

  2 metre sample composites capped at 18 g/t Au to improve the reliability of the block grade estimates.
  Ordinary Kriging to interpolate grades into the block model.
  Relative densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were applied to the block model for tonnage estimation.

Pit Optimisation Parameters

To constrain the depth extent of the geological model and any mineral resources, an open pit for the Adumbi deposit was constructed based on the following pit optimisation parameters:

  A gold price of US$1,600 per ounce.
  Block size: 16 metres x 16 metres x 8 metres.
  A thirty-two metres minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 91% for oxide, 88% for transitional and 90% for sulphide (based on diagnostic metallurgical testwork as part of PEA).
  Average mining cost of US$3.29/tonne mined.
  Average processing cost of US$17.81/tonne for oxides, US$18.92/tonne for transitional and US$22.13/tonne for sulphide.
  Average general and administration cost of US$4.20/tonne.
  Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition materials and 0.63 g/t Au for fresh material constrained by a US$1,600 per ounce optimized pit shell (see Figures 4, 6 and 7 below).
  Transport of gold and refining costs equivalent to 4.5% of the gold price.
  No additional studies on depletion by artisanal activity was undertaken since the RPA study of 2014 and the same total amount of material was used by Minecon.

Tonnage/Grade Curve

Grade/tonnage curves for the Adumbi mineral resources at various gold cut-offs are summarised in Table IV and the graph below:

Table IV: Adumbi Mineral Resources at various gold cut-offs

Block Cut-off	Tonnage	Grade	Contained Au
g/t Au	million tonnes	g/t Au	million ounces
0.0	51.60	2.23	3.70
0.5	50.10	2.29	3.68
1.0	41.15	2.61	3.45
1.5	29.07	3.17	2.97
2.0	21.76	3.66	2.56
2.5	16.06	4.17	2.15
3.0	12.12	4.63	1.80

The Adumbi deposit is found within Loncor's Imbo Project, which contains two other deposits, Kitenge and Manzako.  As a result of the increased mineral resources at Adumbi, the total inferred mineral resource of the Imbo Project is now 2.09 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au) and is summarised in Table V below.  84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project.

Table V:  Inferred Mineral Resource for the Imbo Project (effective date: November 17, 2021)

Deposit	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold (Ounces)
Adumbi	20,828,000	2.65	1,777,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	22,508,000	2.89	2,090,000

Note: Numbers may not add up due to rounding.

Combined with the Company's Makapela Project, which is situated approximately 50 kilometres northwest of the Imbo Project, total mineral resources at Loncor's properties in the Ngayu belt now stand at 2.497 million ounces of indicated mineral resources (30.390 million tonnes grading 2.56 g/t Au) and 2.639 million ounces of inferred mineral resources (25.731 million tonnes grading 3.19 g/t Au) as summarised in Table VI below:

Table VI: Indicated and Inferred Mineral Resources on Loncor Properties in the Ngayu Belt (effective date: November 17, 2021).

Mineral Resource Category	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold (Ounces)
Indicated	30,390,000	2.56	2,497.000
Inferred	25,731,000	3.19	2,639,000

Note: Numbers may not add up due to rounding.

Quality Control and Quality Assurance

Drill cores for assaying were taken at a maximum of one-metre intervals and were cut with a diamond saw, with one-half of the core placed in sealed bags by Company geologists and sent to the Company's on-site sample preparation facility.  The core samples were then crushed down to 80% passing minus 2 mm and split with one half of the sample up to 1.5 kg pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then sent to the SGS Laboratory in Mwanza, Tanzania (independent of the Company).  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, check assays were also carried out by the screen fire assay method to verify high-grade sample assays obtained initially by fire assay.  As part of the Company's QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SGS Laboratory.

Qualified Person

Mr. Daniel Bansah, Chairman and Managing Director of Minecon, is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for the mineral resource estimates and other technical information disclosed in this press release.  Mr. Bansah has reviewed and approved the contents of this press release.

Figure 1: Geologic Plan of the Adumbi Deposit

Figure 2: Adumbi Longitudinal Section Looking Northeast with Drill Hole (Grade x Metre)

Figure 3:  Geological Cross Section A-B

Figure 4:  Grade Block Model Cross Section A-B

Figure 5:  Geological Cross Section C-D

Figure 6:  Grade Block Model Cross Section C-D

Figure 7:  3-D mineralised model showing the April 2021 and the November 2021 pit shells

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 27, 2021 and entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Loncor has been carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com

Cautionary Note to U.S. Investors

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in this press release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission, and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, drill results at the Adumbi deposit, potential underground mineral resources, undertaking the Adumbi Preliminary Economic Assessment to determine the economic viability of Adumbi, potential mineralization, potential gold discoveries, drill targets, exploration results, and future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development (including the Adumbi Preliminary Economic Assessment) results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2021 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Cautionary Note Concerning Mineral Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource estimates included in this press release are well established, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521

Peter Cowley, President, +44 7904 540 856